The Lincoln National Life Insurance Company

GUARANTEE OF PRINCIPAL DEATH BENEFIT RIDER

[Rider Date: [June 20, 2023]]

This optional Rider is made a part of the entire Contract to which it is attached. Except as stated in this Rider, it is subject to all provisions contained in the Contract. In case of any conflict between the provisions of the Contract and this Rider, the provisions of this Rider will control. Coverage under this Rider begins on the [Rider Date shown above].

This Rider replaces the DETERMINATION OF DEATH BENEFIT AMOUNTS BEFORE THE ANNUITY COMMENCEMENT DATE provision in the Contract.
The Guarantee of Principal Death Benefit is equal to the greater of:
(a)	the Contract Value on the Valuation Date We approve the payment of the Death Benefit; or
(b)	the [Single Purchase Payment] reduced by Withdrawals. The reduction will be in the same proportion that the Withdrawal reduced the Contract Value.
A Withdrawal, for the purposes of this Rider, is any amount that the Owner requests to be withdrawn, any amount partially annuitized, any amount deducted for premium tax. The Withdrawal may be adjusted by any applicable Interest Rate Adjustments, Rider fees and charges. Cumulative amounts withdrawn include any current Withdrawal from the Contract.

Upon the death of an Owner or Annuitant, if a surviving spouse continues this Contract, the excess, if any, of the Death Benefit over the current Contract Value as of the Valuation Date on which We approve the death claim for payment will be credited into this Contract. Any excess will only be credited one time for each contract.

If the Owner is a Non-Natural Person and there are Joint Annuitants, upon the death of the first Joint Annuitant to die, if this Contract is continued, the excess, if any, of the Death Benefit over the current Contract Value as of the Valuation Date on which We approve the death claim for payment will be credited into this Contract. Any excess will only be credited one time for each contract.

If any excess is available when the Contract is continued, that amount will be credited to the Holding Account. On the next Indexed Anniversary Date on or immediately after the Valuation Date the excess is credited, pursuant to the Owner’s instructions on file with Us, We will direct reallocations of the value in the Holding Account to any available Indexed Account to establish the Segment(s) selected by the Owner. If no instructions are received at Our Administrative Office within the period shown in the Contract Specifications under Reallocation Instructions, the value in the Holding Account will be automatically reallocated to an available Segment chosen by Us.

If at any time the Owner or Annuitant named on the Contract is changed, except on the death of the prior Owner or Annuitant, the Death Benefit for the new Owner or Annuitant will be the Contract Value as of the Valuation Date We approve the payment of the Death Benefit for the new Owner or Annuitant. If at any time all Owners and Annuitants named on the Contract are changed, this Rider will terminate and the Death Benefit for the new Owners and Annuitants will be the Contract Value.

While this Rider is in effect, any request to change ownership will be subject to Our approval on a non-discriminatory basis. We assume no responsibility for the validity or tax consequences of any change in ownership.

[IMPACT OF ADVISORY FEE WITHDRAWALS
Advisory Fee Withdrawals will impact the benefits and values provided by this Rider as follows:
(a)
if the Cumulative Advisory Fee Withdrawal Percentage is less than or equal to the Maximum Annual Advisory Fee Withdrawal Rate, the total amount withdrawn for Advisory Fee(s) will not be treated as a Withdrawal as described in this Rider; and

(b)
if the Cumulative Advisory Fee Withdrawal Percentage exceeds the Maximum Annual Advisory Fee Withdrawal Rate, the amount of the Advisory Fee(s) that resulted in the excess Cumulative Advisory Fee Withdrawal Percentage will be treated as a Withdrawal as described in this Rider.

The Maximum Annual Advisory Fee Withdrawal Rate is shown on the Contract Specifications.

The Cumulative Advisory Fee Withdrawal Percentage is the sum of the Advisory Fee Withdrawal Percentage(s) determined for each withdrawal of an Advisory Fee under the Contract during a Contract Year. An Advisory Fee Withdrawal Percentage is determined as shown under the ADVISORY FEE WITHDRAWALS provision in the Contract.

The Contract Value will be reduced by the amount of each Advisory Fee Withdrawal taken, regardless of the amount taken during the Contract Year.

We reserve the right to increase or decrease the Maximum Annual Advisory Fee Withdrawal Rate at any time upon advance Notice to the Owner. If an Advisory Fee is withdrawn prior to the date We reduce the Maximum Annual Advisory Fee Withdrawal Rate currently in effect, the Maximum Annual Advisory Fee Withdrawal Rate that applies to the Contract will never be less than Minimum Annual Advisory Fee Withdrawal Rate shown on the Contract Specifications.]

RIDER CHARGE

If a Rider Charge is applicable, it will be deducted from the Contract Value as shown on the Contract Specifications under Guarantee of Principal Death Benefit Rider Charge.

TERMINATION OF THIS RIDER

The Owner may not terminate this Rider. This Rider will terminate on the earliest of the following event to occur:
(a)	the date the Contract to which this Rider is attached is terminated; or
(b)	the Valuation Date the Contract Value is reduced to $0; or
(c)
the date the Owner sells or assigns for value the Contract other than to the Annuitant, or discounts or pledges it as collateral for a loan or as a security for the performance of an obligation or any other purpose; or

(d)
the date all Owners and Annuitants named on the Contract are changed, except on the death of the original Owner or Annuitant where the surviving spouse elects to continue the Contract as the sole Owner; or

(e)
the date payment of the Death Benefit under this Rider is made, except when the surviving spouse elects to continue the Contract as the sole Owner and the excess, if any, of the Death Benefit over the Contract Value on the date the Death Benefit is approved by Us is credited to the Contract; or

(f)	the Annuity Commencement Date.